

April 10, 2009

Via U.S. mail and facsimile

Mr. Cary Baetz
Chief Financial Officer
Boots & Coots International Well Control, Inc.
7908 N. Sam Houston Parkway West, Fifth Floor
Houston, Texas 77064

> **Re:** **Boots & Coots International Well Control, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 1, 2009**
> **File No. 1-13817**

Dear Mr. Baetz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal II – Amendment to Long-Term Incentive Plan, page 12

1.	Please include the table required by Item 10(a)(2) of Schedule 14A.

2.	You state, "The 8,000,000 shares currently authorized for issuance under the 2004 are subject to outstanding benefits." Provide an explanation and revised disclosure addressing why the Equity Compensation Plan Information Table on page 39 does not appear to agree with this disclosure.

Equity Compensation Plan Information Table, page 39

3.   Please explain why you have two rows one for plans approved by security holders and one for plans <u>not</u> approved by security holders that appear to contain the same information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact John Madison at (202) 551-3296 or the undersigned at (202) 551-3745 with any questions.

         Sincerely,

         H. Roger Schwall
         Assistant Director

cc: J. Madison

  <u>via facsimile</u>
  William T. Heller
  (832) 397-8071